Exhibit 99.1

BANCOLOMBIA ANNOUNCES THE PUBLICATION OF THE OFFER BOOK

OPENING NOTICE

Medellin, Colombia, February 10, 2014

Bancolombia, in accordance with the public offering of non-voting preferred shares that was previously announced to the market, published the offer book opening notice in the newspapers “La República”, “El Tiempo” and “El Colombiano”.

The offer book will be open until February 28, 2014.

The securities will not be and have not been registered under the Securities Act of 1933 (the “Act”), and may not be sold nor offered in the United States or to any U.S. Person, as defined in the Regulation S of the Act, absent registration or an applicable exemption to the registration requirements. This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837